SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                               FORM 6-K

                       Report of Foreign Issuer
               Pursuant to Rule 13a-16 or 15d-16 of the
                    Securities Exchange Act of 1934

                     Commission File No. 000-51196

                     For the month of December 2005

                      AIXTRON AKTIENGESELLSCHAFT

            (Translation of registrant's name into English)


                            Kackertstrasse

                            D-52072 Aachen

                                Germany

               (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                Aixtron AG: AIXTRON Sells MOCVD System
               to Rainbow Opto for Blue LED Production

    AACHEN, Germany & SHANGHAI, China--(BUSINESS WIRE)--Dec. 14, 2005--AIXTRON AG (FSE: AIX, ISIN: DE0005066203; NASDAQ: AIXG), a leading provider of deposition equipment to the semiconductor industry, today announced the receipt of a purchase order for a Thomas Swan 19x2" Close Coupled Showerhead (CCS) gallium nitride (GaN) epitaxy reactor from Rainbow Optoelectronics Material Shanghai Co. Ltd., China.
    The 19x2'' CCS system will complement Rainbow's earlier purchases such as the AIX 2600G3HT in a 24x2" configuration, and will also be used for the production of high-brightness blue LEDs. It makes Rainbow one of the largest GaN LED capacity facilities in China. Mr. Hun-Huang Liu, General Manager at Rainbow Optoelectronics Material Shanghai Co. Ltd., adds: "We already know AIXTRON's MOCVD systems from experience and have effectively used the unique features of this technology in the development of devices. Also, the highly satisfactory local support helps us rapidly implement development cycles and maintain good cost control. Our strategic plan now requires us to add the Close-Coupled Showerhead technology to our MOCVD capabilities. We believe that this reactor technology has significant advantages over other vertical reactors in terms of excellent stability and uniformity. It will enable us to qualify and introduce very competitive state-of-the-art GaN based LEDs."
    Dr. Bernd Schulte, Executive Vice President of AIXTRON comments:
"China is rapidly becoming one of the world's most important manufacturing regions for compound semiconductor devices and high brightness LEDs in particular. This new order will provide Rainbow with a boost in both technology and capacity for GaN LED production. We are very pleased that Rainbow once again chose an AIXTRON system. It provides further proof of the superior capability of our vertical reactor CCS concept in the area of advanced optoelectronic structures which are needed in GaN-based solid state lighting."
    Additional information concerning this order is available on AIXTRON's website at www.aixtron.com.

    About AIXTRON:

    AIXTRON AG (FSE: AIX, ISIN: DE0005066203; NASDAQ: AIXG, ISIN:
US0096061041) is a leading provider of deposition equipment to the semiconductor industry. The Company's technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and opto-electronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, signalling and lighting, as well as a range of other leading-edge technologies. AIXTRON AG's securities are listed on the Prime Standard market segment of the Frankfurt Stock Exchange and, as American Depositary Shares (ADS), on NASDAQ, and are included in the TecDAX index, the NASDAQ Composite Index, the MSCI World Small Cap Index and the Nature Stock Index (NAI). Founded in 1983, the Company is headquartered in Aachen, Germany. Additional information is available on AIXTRON's website at www.aixtron.com.

    Forward-Looking Statements:

    This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "may," "will," "expect," "anticipate," "contemplate," "intend," "plans," "believe," "continue" and "estimate," and variations of these words and similar expressions, identify these forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward- looking statement in which AIXTRON expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished.
    Actual operating results may differ materially from such forward-looking statements and are subject to certain risks, including risks arising from: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to (and expressly disclaims any such obligation to) update the reasons why actual results could differ materially from those projected in the forward-looking statements. Any reference to the Internet website of AIXTRON is not an incorporation by reference of such information in this news release, and you should not interpret such a reference as an incorporation by reference of such information.

    Additional Information:

    For additional information about factors that could affect our future financial and operating results, see our filings with the Securities and Exchange Commission, including the Registration Statement on Form F-4 (Regis.No. 333-122624) filed with the Commission on February 8, 2005 and available at the Commission's website at www.sec.gov.

WKN: 506620; ISIN: DE0005066203; Index: TecDAX
Listed: Geregelter Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin- Bremen, Dusseldorf, Hamburg, Hannover, Munchen und Stuttgart

    CONTACT: AIXTRON AG
             Investor Relations, +49 (0)241 8909109
             invest@aixtron.com

                               SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                AIXTRON AG

Date: December 14, 2005


                                By:/s/ Paul Hyland
                                   -----------------------------------
                                   Name:       Paul Hyland
                                   Title:      President and CEO


                                By:/s/ Wolfgang Breme
                                   -----------------------------------
                                   Name:       Wolfgang Breme
                                   Title:      CFO